Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change August 20, 2009
Item 3	News Release The news release dated August 20, 2009 was disseminated through Marketwire’s Canada and US Timely Network.
Item 4
Summary of Material Change

Silver Standard Resources Inc. reported that diamond drilling at its wholly-owned Snowfield Project continues to deliver wide intersections of gold-copper mineralization in the Snowfield Zone and, in the southern part of the large property, the discovery of the Bridge Zone and expansion of previously defined gold mineralization.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated August 20, 2009.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 20th day of August, 2009

August 20, 2009	News Release 09-26

SNOWFIELD DRILLING REVEALS NEW ZONE

Vancouver, BC – Silver Standard Resources Inc. is pleased to report that diamond drilling at its wholly-owned Snowfield Project continues to deliver wide intersections of gold-copper mineralization in the Snowfield Zone and, in the southern part of the large property, the discovery of the Bridge Zone and expansion of previously defined gold mineralization.

As a result of the continuing success of the program, a seventh diamond drill has been added to the project.  The property is located 40 kilometers north of the town of Stewart and 15 kilometers southeast of Barrick’s high-grade gold-silver mine at Eskay Creek.

Bridge Zone

The Bridge Zone, located in the Brucejack area six kilometers south of the Snowfield Zone, is a new discovery made by Silver Standard.  Highlights from SU-10 include:

•
483 meters of 0.70 grams of gold per tonne (1,585 feet averaging 0.02 ounces of gold per ton), including two higher grade intervals of 50 meters of 1.26 grams of gold per tonne (162 feet averaging 0.037 ounces of gold per ton) and 33 meters of 1.25 grams of gold per tonne (108 feet averaging 0.036 ounces of gold per ton).

SU-10 ended in mineralization and at least six new holes are planned in the vicinity to begin defining the size of the new discovery.

Galena Hill Zone

Drilling at the Galena Hill Zone, located 1,200 meters north of the Bridge Zone and referenced in the news release dated August 5, 2009, continues to intersect gold mineralization with some intervals encountering visible gold. For the quoted average gold assays, any assay in excess of 31.1 grams of gold per tonne was cut to 31.1 grams of gold per tonne.

A new highlight from the Galena Hill Zone is:

•
SU-08, which intersected two intervals of mineralization, the first with 34 meters averaging 0.85 grams of gold per tonne (110 feet averaging 0.025 ounces of gold per ton), the second interval with 83 meters averaging 0.76 grams of gold per tonne (272 feet averaging 0.022 ounces of gold per ton).

SU-08 is collared 350 meters east of SU-05 which intersected 155 meters averaging 1.26 grams of gold per tonne (509 feet averaging 0.04 ounces of gold per ton), including 12 meters averaging 5.37 grams of gold per tonne (39 feet averaging 0.16 ounces of gold per ton).

There are also over 900 historic diamond drill holes from both surface and underground drilling in the Brucejack area.  Silver Standard anticipates being able to incorporate a portion of this data in future resource estimates.

A minimum of 8,000 meters of diamond drilling is planned to test targets in the Brucejack area, and three drills are on the property.

Snowfield Zone

The Snowfield Zone is the subject of an infill and exploration drilling program with four drills onsite and a minimum of 20,000 meters planned.  The primary goals are to upgrade previously reported inferred gold resources and to better define the extent of the mineralization discovered to date.

A highlight from the latest assay results from the Snowfield Zone is hole MZ-38, which intersected 479 meters averaging 0.94 grams of gold per tonne (1,571 feet averaging 0.027 ounces of gold per ton) and 0.18% copper and included 186 meters averaging 1.17 grams of gold per tonne (610 feet averaging 0.034 ounces of gold per ton) and 0.19% copper.  The hole, located in the centre of the zone, ended in mineralization.

MZ-37, collared approximately 100 meters to the south of the MZ-38, intersected 428 meters averaging 0.74 grams of gold per tonne (1,403 feet averaging 0.022 ounces of gold per ton) and 0.15% copper and included 93 meters averaging 1.00 grams of gold per tonne (305 feet averaging 0.029 ounces of gold per ton) and 0.16% copper.  This hole also ended in mineralization.

The most recent resource update for the Snowfield Zone (see news release dated February 3, 2009) reported measured and indicated resources totaling 4.4 million ounces of gold and inferred resources of 14.3 million ounces of gold based on a cut-off grade of 0.5 grams of gold-equivalent/tonne.

Selected Snowfield Drill Results* – August 2009

Brucejack Area

Hole No.	From (meters)	To (meters)	Interval (meters)	Gold (g/tonne)	Silver (g/tonne)
Bridge Zone
SU-10 (2)	7.0	489.8	482.8	0.70	8.0
Incl.	346.0	395.5	49.5	1.26	16.1
Incl.	457.0	489.8	32.8	1.25	7.8
Galena Hill Zone
SU-05 (1)	39.2	51.5	12.3	0.61	13.3
	323.5	478.5	155.0	1.26	20.4
Incl.	466.5	478.5	12.0	5.37	26.3
SU-06 (1)	40.0	84.5	44.5	1.83	20.3
Incl.	56.7	68.0	11.3	4.65	55.2
	146.0	225.5	79.5	1.01	10.5
	278.9	356.5	77.6	1.01	5.5
SU-07	162.5	207.5	45.0	0.61	6.1
SU-08	100.0	133.5	33.5	0.85	6.6
	202.5	286.0	83.5	0.76	11.5
SU-09	106.5	124.5	18.0	1.04	34.0
	250.5	262.5	12.0	0.67	19.7
	363.5	384.5	21.0	0.85	20.6

Snowfield Zone

Hole No.	From (meters)	To (meters)	Interval (meters)	Gold (g/tonne)	Copper (%)
MZ-32 (1) (2)	0.0	522.7	522.7	0.73	0.16
Incl.	249.0	318.0	69.0	1.04	0.20
MZ-34 (1)	11.0	104.5	129.5	0.55	0.06
MZ-36	54.9	119.0	64.1	0.58	0.09
	179.0	444.5	265.5	0.51	0.14
MZ-37 (2)	0.0	427.5	427.5	0.74	0.15
Incl.	75.0	168.0	93.0	1.00	0.16
MZ-38 (2)	0.0	479.2	479.2	0.94	0.18
Incl.	110.0	296.0	186.0	1.17	0.19
MZ-39 (2)	3.4	393.5	390.1	0.73	0.14
MZ-40 (2)	173.5	444.4	270.9	0.52	0.11

* True thickness to be determined.  (1) Previously reported. (2) Ended in mineralization.  Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Snowfield exploration program and has verified the data in the table above. All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Vancouver, B.C.  All samples were analyzed using aqua regia digestion with ICP finish.  Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish.  Samples over 1,000 ppm silver were fire assayed with a gravimetric finish.  Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples were blind duplicate assayed at ALS Chemex in Vancouver, B.C.

A map of the 2009 Snowfield drilling program is available on Silver Standard’s web site: www.silverstandard.com/projects/snowfield.cfm.

Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the Snowfield Project.

Silver Standard Resources Inc. is a significant silver and gold resource company making the transition from explorer to producer as well as seeking growth through exploration and development of its own projects. (Source: Silver Standard Resources Inc.)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors:  The terms “measured mineral resource” ,”indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.